FOIA CONFIDENTIAL TREATMENT REQUESTED
BY WATFORD HOLDINGS LTD.

VIA EDGAR AND FEDERAL EXPRESS
July 10, 2017
Attention: Ms. Christine Westbrook and Ms. Erin Jaskot
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE.
Washington, D.C. 20549-0404

Re:	Watford Holdings Ltd. Draft Registration Statement on Form S-1 Submitted May 10, 2017 CIK No: 0001601669
Dear Ms. Westbrook and Ms. Jaskot:
On behalf of our client, Watford Holdings Ltd., a Bermuda exempted company with limited liability (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated June 6, 2017 (the “Comment Letter”) in connection with the Company’s draft Registration Statement on Form S-1, which the Company confidentially submitted on May 10, 2017 (the “Original Registration Statement”). Concurrent with the submission of this response letter (this “Letter”), the Company is confidentially submitting Amendment No. 1 to the Original Registration Statement (as so amended, the “Registration Statement”). The Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Registration Statement to update other disclosures.
The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.
We have enclosed with this letter a marked copy of the Registration Statement, which was confidentially submitted today by the Company via EDGAR, reflecting all changes made to the Original Registration Statement. All page references in the responses below are to the pages of the marked copy of the Registration Statement.
Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this Letter. For the Staff’s reference, we have separately furnished to the Staff by hand delivery on the

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 2
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date hereof (i) a separate copy of this Letter marked to show the full text of the portions of this Letter redacted from the version submitted via EDGAR for which the Company is requesting confidential treatment and (ii) a transmittal letter to the Staff requesting confidential treatment with respect to those redacted portions of this Letter (the “Request Letter”), in each case pursuant to Rule 83 of the Rules on Information and Requests of the SEC, 17 C.F.R. § 200.83 (“Rule 83”). We have also furnished a copy of the Request Letter to the SEC’s Office of Freedom of Information and Privacy Act pursuant to Rule 83.
In accordance with Rule 83, the Company requests confidential treatment of (i) the portions of this letter marked as [***] (the “Confidential Information”) and (ii) the above-referenced Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the confidentiality of the omitted information in accordance with Rule 83.
In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Watford Holdings Ltd.” and each page is marked with the identifying numbers and code “WAT-001” through “WAT-0031.”
DRS filed 05/10/2017
Summary, page 1

1.	Please revise your summary to prominently disclose and discuss the following:

•
The percentage of your investments that are allocated to non-investment grade and a thorough discussion of the risks of non-investment grade investments, including a statement that these investments are much riskier than those of traditional reinsurers;

•	Your net investment income (loss) on investments for each of the past three fiscal years;

•
Clearly state that Arch competes with you to underwrite business, manages and underwrites all business for you subject only to your underwriting guidelines, and is not required to allocate any business to you;

•	Disclose the percentage of your reinsurance, retrocessional, and coinsurance business that is for Arch, and that losses payable by you may benefit Arch by reducing Arch’s net loss;

•	Quantify the fees you pay to Arch, AIM and HPS and disclose the amount paid in the most recent fiscal year;

•
That HPS will make all decisions as to the investments of your non-investment grade portfolio, subject only to applicable non-investment grade guidelines, and a similar discussion with respect to AIM and your investment grade portfolio; and

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
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July 10, 2017

•	That any changes to your non-investment grade investment guidelines requires the consent of both HPS and Arch.
Please make similar revisions throughout your prospectus, including in your Business section, as appropriate.
Company Response:
Except as noted below, in response to the Staff’s comments, the Company has revised the disclosure as requested in various paragraphs in the “Summary” section of the prospectus as well as throughout the remaining sections of the prospectus.
The Company acknowledges the Staff’s request for disclosure that losses payable by the Company may benefit Arch Capital Group Ltd. and its relevant subsidiaries (“Arch”) by reducing Arch’s net loss. However, the Company respectfully advises the Staff that it has not revised the disclosure to include such language for the following reasons.
Any given reinsurance transaction, although priced to an expected profit, can ultimately lead to a net loss for the Company. The Company believes that Arch has a strong incentive to place profitable business with the Company due to the alignment of interest between the Company and Arch through Arch’s 11% ownership interest in the Company and Arch’s quota share participations. Further, under the applicable services agreements, Arch is required to use the same standard of care in underwriting business that will be ceded to the Company as it uses for its own insurance and reinsurance business. Lastly, the actual ultimate profitability of any reinsurance transaction is generally not known until many years after the date the contract was written. In this respect, the Company believes that Arch’s relationship with the Company as a ceding company is no different than that of any other cedant.
Insurance and Reinsurance, page 2

2.
We note that you believe that your access to Arch’s network and expertise allows you to “take advantage quickly of opportunities as they emerge and facilitates [y]our ability to adapt strategically [y]our mix of business by geography, product line, or type.” Given that Arch has the exclusive right to source, manage and supervise your underwriting portfolios, please explain how you will be able to adjust your mix of business and take advantage quickly of opportunities. Please also tell us why you believe Arch would provide you with such emerging opportunities.

Company Response:
The Company acknowledges the Staff’s comment and has modified the disclosure throughout the prospectus with regard to references to “[the Company’s] access to Arch’s

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 4
July 10, 2017

network,” to clarify that it is Arch that is writing business on the Company’s behalf subject to the Company’s underwriting guidelines. In response to the Staff’s inquiry as to why the Company believes Arch would provide the Company with new opportunities as they emerge, the Company supplementally advises the Staff that:

•
Arch has a well-documented track record of responding quickly to areas of insurance and reinsurance market dislocation and new growth areas, as well as strategically retreating from segments of the market experiencing pricing deterioration.

•
Within the Company’s short history, Arch, in managing the Company’s insurance and reinsurance portfolios in accordance with the Company’s underwriting guidelines, has already initiated [***] in the Company’s [***]. For example:

◦	The Company has increased the amount of [***] insurance and reinsurance it is writing due to the [***] of this business and [***] in these lines of business;

◦	Arch assisted in the formation of the Company’s insurance entities, which have produced [***];

◦	The Company is writing more [***] business in response to [***] in those sectors; and

◦	The Company is writing less [***] business than contemplated in its [***] due to [***] in this line of business.
In summary, the Company is very confident in Arch’s ability to dynamically adjust the Company’s underwriting portfolio mix to focus on what Arch believes are the more attractive market opportunities that are then available, subject to the Company’s underwriting guidelines.

3.
Please disclose that your A- rating was based partially on the participation of Arch, and that Arch may reduce its participation in the future, including that after March 2018, Arch may reduce its participation without consideration of the impact of such action on your financial strength rating.

Company Response:
The Company acknowledges the Staff’s comment and has added two additional risk factor references in the “Our challenges and risks” subsection of the “Summary” section of the prospectus to the risk factors that discuss respectively the risks associated with a downgrade of the Company’s rating and the risks associated with Arch taking future actions that cause

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 5
July 10, 2017

its and the Company’s interests to be less aligned (including by virtue of a reduction of Arch’s exposure participation).
The Company supplementally advises the Staff that the reference to Arch’s participation only relates to Arch’s percentage participation on the Company’s “outwards” quota share agreement, and does not relate to Arch’s obligations to the Company under the various services agreements. As such, the Company does not believe that this percentage participation is a significant component of the Company’s financial strength rating downgrade risk.
Furthermore, although it is true that, as of March 2018, Arch will no longer be contractually obligated to continue its current minimum 15% exposure participation and may reduce such participation, the Company views this as highly unlikely from the standpoint of Arch’s own financial self-interest. The Company believes Arch acknowledges the importance for both the Company and Arch of maintaining the Company’s current rating and that Arch would therefore not take any action to reduce its exposure participation without knowing in advance that any such reduction would not cause A.M. Best to downgrade the Company’s rating.

Investments, page 3

4.
Given that you have exclusively outsourced the day to day management of your underwriting portfolio, please tell us why you believe it is appropriate to characterize your business model as one of “access” to Arch’s underwriting business. In the alternative, please remove such reference throughout your prospectus.

Company Response:
In response to the Staff’s comment, the Company has revised the disclosure throughout the prospectus with regard to references to the Company’s “access” to Arch’s underwriting business to clarify that what the Company is able to access is Arch’s underwriting expertise and distribution platform.

5.
In order to place your disclosure in the appropriate context, please amend your disclosure to state, in each case, the percentage of your investment grade assets that are held in order to meet regulatory requirements applicable to your U.S. operating subsidiaries or collateral requirements under your reinsurance contracts. Additionally, balance your summary by disclosing that your concentration of investment assets in non-investment grade assets would not be permissible under a U.S. regulatory regime.

Company Response:

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 6
July 10, 2017

In response to the Staff’s comment, the Company has revised the disclosure on page 8 to state, in each case, the percentage of the Company’s investment grade assets that are held in order to meet regulatory requirements applicable to the Company’s U.S. operating subsidiaries or collateral requirements under its reinsurance contracts.
The Company acknowledges the Staff’s comment regarding the Company’s concentration of investment assets in non-investment grade assets. However, the Company respectfully advises the Staff that the Company has not revised the disclosure to state that such concentration would not be permissible under a U.S. regulatory regime because a number of states’ regulations do allow for meaningful percentages of investment assets that are other than investment-grade fixed-income securities. To address the Staff’s comment and show the risk inherent in the Company’s investment strategy, the Company has added language to explain that when evaluating an insurer’s financial strength and determining minimum capital requirements, regulators typically assign capital charges to different classes of investment assets based on their perceived level of risk and volatility. In particular, non-investment grade assets carry higher capital charges than those assigned to investment grade assets. Given that under the Company’s investment strategy, a relatively higher than traditional proportion of the Company’s assets are classified as non-investment grade, the Company may be required to hold more capital than would a similarly-sized insurer with a more traditional investment portfolio comprised primarily of investment grade assets.

6.	Please disclose that 26% of your non-investment grade investments are rated CCC+ and below and discuss the meaning of this rating and the risks of such investments.
Company Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested on page 5 by adding a chart that indicates the investments in the Company’s total investment portfolio by rating, including the percentage of investments that are rated CCC+ and below, and the Company has added disclosure regarding the risks of such non-investment grade investments below that chart.
Our relationship with Arch, page 6

7.
Please expand your disclosure to identify the products that you offer that Arch does not. Alternatively, remove any inference that, apart from premium-based fees, Arch is incentivized to offer your products in addition to its own.

Company Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s insurance and reinsurance products are generally the same as those offered by Arch. However, as a result of each company’s different investment strategies, the pricing

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 7
July 10, 2017

of these products differs. In addition to collecting fees, the Company believes that, from a strategic standpoint, Arch benefits from the ability to offer the Company’s products and pricing to Arch’s clients. The Company believes that it is a significant benefit to Arch in terms of market stature and access to future attractive business for Arch to have the option of providing the Company’s capacity to those Arch clients that Arch is not able to service under its own investment and underwriting strategies.
In response to the Staff’s comment, the Company has modified the language on pages 9-10 in the “Summary—Competitive strengths—Our relationship with Arch” section to clarify that Arch is aligned with the Company through the ability to provide additional solutions to its clients.
Implications of being an emerging growth company, page 9

8.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that to date, no written communications have been presented by the Company or, to its knowledge, anyone acting on its behalf to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). In that event that such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff under separate cover.
Maintain a robust risk management program, page 9

9.
Please balance your summary by disclosing that you do not separately evaluate each of the individual risks you assume in your reinsurance business and are therefore largely dependent on the original underwriting decisions made by ceding companies, including Arch.

Company Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested on page 3.
Risk Factors
We rely upon HPS for calculation of the fees due to HPS..., page 50

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 8
July 10, 2017

10.	Please revise your disclosure to indicate whether you are able to dispute the value assigned by HPS to securities or investments.
Company Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested on page 48 to indicate that any valuation by HPS Investment Partners, LLC (“HPS”) of securities or investments, subject to audit verification, is conclusive and binding on the Company in the absence of bad faith or manifest error.
“The non-investment grade portfolio may hold non-traditional and complex fixed income....”, page 51

11.
Please expand your risk factor to disclose, in connection with your ISDA Master Agreements, the risk that decisions with regard to default and termination events are governed by ISDA determinations committees and their associated rules.

Company Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested on page 52.
The non-investment grade portfolio may hold non-traditional and complex... Derivative instruments, page 53

12.	Please disclose the percentage of investments that HPS is permitted to hold through derivatives transactions.
Company Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested on page 51.
A portion of the non-investment grade investment strategy..., page 60

13.	Please disclose the percentage of non-investment grade investments that may be invested in funds managed by HPS.
Company Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has agreed with HPS that, in order to implement the Company’s non-investment grade investment strategy, HPS may, from time to time and upon consultation with the

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 9
July 10, 2017

Company, invest a portion of the portfolio in investment funds managed by HPS. The Company has revised the disclosure on page 57 to reflect this.
We could be subject to regulatory restrictions under the Bank Holding Company Act..., page 61

14.	Please tell us what you mean by your statement that you “understand” that HPS is not an affiliate of JPM for purposes of the U.S. Securities Act.
Company Response:
The Company advises the Staff that this statement was originally included to distinguish between the use of the term “controlled” for purposes of the Bank Holding Company Act of 1956 (the “BHCA”) versus the Securities Act. In light of the fact that the discussion on pages 57-58 relates solely to the BHCA, and based on discussions with HPS, the Company has reconsidered the disclosure and concluded that the reference to the Securities Act is not relevant, is potentially confusing to readers, and should therefore be eliminated. The Company has revised the disclosure on pages 57-58 accordingly.
We are subject to the risk of possibly being deemed an investment company, page 65

15.
Please provide us with your analysis on whether you are an investment company. We note your risk factor disclosure on page 65 regarding your current belief that you are not subject to regulation under the Investment Company Act of 1940.

Company Response:
The Company supplementally advises the Staff that it is not an investment company because it is primarily engaged in the reinsurance business through its wholly-owned subsidiary Watford Re Ltd. (“Watford Re”). Watford Re relies on the exemption from the definition of “investment company” specified in Rule 3a-6 (the “Rule”) promulgated under the Investment Company Act of 1940, as amended (the “Investment Company Act”). As disclosed in the Registration Statement, the Company conducts its operations so that it is not required to register as an investment company under the Investment Company Act.
Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. federal government securities and cash items) on an unconsolidated basis (the “40% Test”). Excluded from the definition of “investment

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 10
July 10, 2017

securities” under Section 3(a)(2) of the Investment Company Act are, among other things, U.S. federal government securities and securities issued by majority-owned subsidiaries that are neither themselves investment companies nor relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.
The Company intends to conduct its businesses primarily through subsidiaries in a manner that complies with the 40% Test. The value of the Company’s investment securities, together with any securities issued by its wholly-owned or majority-owned subsidiaries excepted from the definition of investment company pursuant to Section 3(c)(1) or 3(c)(7) of the Investment Company Act, will represent less than 40%of value of the Company’s total assets on an unconsolidated basis (exclusive of U.S. federal government securities and cash items). The Company plans to regularly monitor its asset pool to ensure continuing and ongoing compliance with the 40% Test. In addition, the Company is not an investment company under Section 3(a)(1)(A) of the Investment Company Act because it will neither be engaged primarily nor hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company will be primarily engaged in the non-investment company insurance and reinsurance businesses of its direct and indirect subsidiaries.
Watford Re is exempt from the definition of “investment company” under the Investment Company Act pursuant to the Rule. On that basis, the Company’s assets on an unconsolidated basis would consist of its net equity interest in Watford Re. Since Watford Re is a wholly-owned subsidiary that does not rely on Section 3(c)(1) or 3(c)(7), the Company’s equity interest in Watford Re would not be deemed investment securities. Watford Re represents more than 60% of the Company’s total assets on an unconsolidated basis, and therefore, the Company meets the 40% Test and would be excluded from the definition of “investment company” set forth in Section 3(a)(1)(C). The basis for Watford Re’s reliance on the Rule follows.
The Rule provides that, notwithstanding Section 3(a)(1)(A) or 3(a)(1)(C) of the Investment Company Act, a “foreign insurance company” shall be exempt from the definition of investment company under the Investment Company Act. In the adopting release for the Rule, the SEC states that the Rule’s intended purpose is to “provide [foreign insurance companies] more equal treatment with their United States counterparts in like circumstances”.1
1 See Exception from the Definition of Investment Company for Foreign Banks and Foreign Insurance Companies, 1940 Act Release No. 18381 [1991 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 84.846, at 82,000 (Oct. 29, 1991) (the “Adopting Release”). The Adopting Release notes that the definition of “foreign insurance company” is the same as the definition in former Rule 12d-1 promulgated under the Investment Company Act (which was adopted in 1990), in which a foreign insurance company need not conform its underwriting or issuance standards of its insurance agreements to comport with the standards used in the United States.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
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July 10, 2017

For purposes of the Rule, a “foreign insurance company” is an insurance company incorporated or organized under the laws of a country other than the United States, or a political subdivision of a country other than the United States, that is—

i.	regulated as such by that country’s or subdivision’s government or any agency thereof;

ii.
engaged primarily and predominantly in (A) the writing of insurance agreements of the type specified in section 3(a)(8) of the Securities Act,[2] except for the substitution of supervision by foreign government insurance regulators for the regulators referred to in that section or (B) the reinsurance of risks on such agreements underwritten by insurance companies; and

iii.	not operated for the purpose of evading the provisions of the Investment Company Act.[3]
Watford Re meets each of the elements of the definition for a “foreign insurance company” as enumerated above, and a summary of the manner in which meets these elements is addressed in turn below.
Watford Re is a Bermuda-based company that is registered as a Class 4 insurer with the Bermuda Monetary Authority (the “BMA”), regulated by the Insurance Act 1978 of Bermuda, as amended, and related regulations (the “Insurance Act”) and is licensed to underwrite general business on an insurance and reinsurance basis. Watford Re’s registration with the BMA as a Class 4 insurer, its regulation by the Insurance Act and its licensing to underwrite insurance- and reinsurance-related business satisfies element (i) above, which requires that the relevant foreign insurance company be “regulated” as an insurance company in the jurisdiction in which it is organized.
In respect of element (ii), neither the Rule nor the SEC and the Staff have set an explicit threshold by which a foreign insurance company may substantiate that it is “engaged primarily and predominantly” (emphasis added) in the business of writing insurance agreements or the reinsurance of the risks of such agreements that insurance companies underwrite. It is instructive, however, to interpret this language by reference to other language in the Investment Company Act that is substantially similar.
2 Section 3(a)(8) of the Securities Act provides an exemption from the provisions of the for the following class of securities, among others, “[a]ny insurance or endowment policy or annuity contract or optional annuity contract, issued by a corporation subject to the supervision of the insurance commissioner, bank commissioner, or any agency or officer performing like functions, of any State or Territory of the United States or the District of Columbia” (15 U.S.C. § 77c-(a)(8)).

3 The Rule specifically excludes from the definition of “foreign insurance company”, however, a separate account or other pool of assets organized in the form of a trust or otherwise in which interests are separately offered.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
Ms. Jaskot	Page 12
July 10, 2017

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being “primarily engaged, or proposes to engage primarily, in an investment business.” To establish whether an issuer meets this standard, the SEC and the Staff commonly use the five-factor test enumerated in Tonopah Mining Company of Nevada.4 The Tonopah factors were developed initially to determine whether an issuer is primarily engaged in a noninvestment business for purposes of the exception from the definition of investment company under Section 3(b)(2) of the Investment Company Act.5 The Staff generally applies these same factors in determining whether an issuer is engaged primarily in an investment company business under Section 3(a)(1)(A) and other provisions of the Investment Company Act. Under Tonopah, the five factors used to determine the business in which an issuer is primarily engaged are:

i.	the issuer’s historical development,

ii.	its public representations of policy,

iii.	the activities of its officers and directors,

iv.	the nature of its present assets, and

v.	the sources of its present income.
In Tonopah, the SEC used these factors to infer the belief that an issuer was likely to induce in investors, and, in part, for that purpose found disclosures regarding the nature of the issuer’s assets and income to be most important.6 The Seventh Circuit, however, has held that the Tonopah test is not so mechanical, and the principal consideration is whether the issuer is likely to induce investors to investment based on the totality of the facts and circumstances.7
A reasonable investor, taking the circumstances as a whole, would not consider Watford Re to be an investment company since, in respect of each of the five Tonopah factors, it is clear that Watford Re’s business relates to insurance and reinsurance rather than one related to the investment, reinvestment or trading in securities.
4 26 S.E.C. 426, 427 (1947) (“Tonopah”); see, e.g., Cone Mills Corp. v. Western Pac. Indus., Inc., No. C-83-1181-G (M.D.N.C. Dec. 23, 1983).

5 15 U.S.C. § 80a-3(b)(2).
6 Tonopah at 430.

7 SEC v. National Presto Indus., Inc., 486 F.3d 305, 314-15 (7th Cir. 2007).

[Confidential Treatment Requested by Watford Holdings Ltd.
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Ms. Westbrook
Ms. Jaskot	Page 13
July 10, 2017

Watford Re is primarily and predominantly engaged in the business of insurance and reinsurance based on a number of factors, including that: (i) since its inception, Watford Re has been actively engaged in the reinsurance business and has focused on increasing its insurance and reinsurance portfolio; (ii) it is regulated as a Class 4 insurer by the BMA; (iii) its public-facing statements (including in the Registration Statement) indicate that its business is insurance and reinsurance; (iv) its employees are engaged full-time in the active management and operation of its operating subsidiaries’ insurance and reinsurance businesses, including underwriting, risk management, actuarial services and legal support of the same; and (v) its financial results reflect its engagement in the insurance and reinsurance business.
To determine whether an issuer is engaged primarily in an investment business based on the nature of the issuer’s present assets and the sources of its present income, the Staff has also stated that “[a]s a general rule, if a company has no more than 45 percent of its assets invested in securities and derives no more than 45 percent of its income from securities will not be regarded as being primarily engaged in investing in securities”.8 This test is substantially similar to the test set forth in Rule 3a-1 promulgated under the Investment Company Act, which provides an exception from the definition of investment company contained in Section 3(a)(1)(C) for certain issuers satisfying the foregoing test.9
Transposing what it means to be “engaged primarily in the investment business” from the Section 3(a)(1)(A) context to element (ii) of the definition of “foreign investment company” (and the corresponding Tonopah factors), it would be reasonable to conclude that a foreign insurance company may satisfy this element if that company generally derives at least 55% of its income from the writing of insurance agreements or the reinsurance of risks on such agreements underwritten by insurance companies or must hold insurance agreements or reinsurance agreements representing at least 55% of its assets.
Consistent with the financial data set forth in the Registration Statement, an overwhelming majority of Watford Re’s present assets and income are generated from its underwriting of insurance and reinsurance. It is through Watford Re that the Company primarily underwrites reinsurance exposures globally, and as a result, on an unconsolidated basis, far more than 55% of Watford Re’s assets and income would consist of or be generated from, the writing of reinsurance.
Furthermore, in connection with its registration as a Class 4 insurer in Bermuda, Watford Re must also file, on an annual basis, a statutory financial return that discloses information specific to its insurance business and is subject to inspection by, and informational requests
8 See Financial Funding Group, Inc., SEC No-Action Letter, (Mar. 3, 1982).

9 17 C.F.R. § 270.3a-1.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
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Ms. Westbrook
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from, the BMA to facilitate that regulator’s supervisory functions of Watford Re pursuant to the Insurance Act.
Cumulatively, the Company is of the view that the foregoing demonstrates that Watford Re is not only engaged in a business related to insurance and reinsurance consistent with the Tonopah factors, but also that its financial position reflects a company engaged in the insurance and reinsurance business.
Finally, Watford Re is not operated for the purpose of evading the provisions of the Investment Company Act. Since its founding in 2014, it has operated and continues to operate for the purpose of engaging in the underwriting of insurance and reinsurance products. Neither the Company nor Watford Re intend for, or anticipate that, the objectives or business of Watford Re to change, including after the offering as contemplated in the Registration Statement.
Since Watford Re relies on Rule 3a-6 rather than Sections 3(c)(1) and 3(c)(7), the Company’s equity interest in Watford Re would not be deemed “investment securities”, and therefore, less than 40% of the Company’s total assets, on an unconsolidated basis, will consist of “investment securities”. The Company is therefore not a prima facie investment company on the basis of Section 3(a)(1)(C) under the Investment Company Act nor is it an investment company under Section 3(a)(1)(A).
Management’s Discussion and Analysis of Financial Condition and Results of Operations Comment on Non-U.S. GAAP Financial Measures, page 102

16.
Your identification of adjusted underwriting income (loss) and adjusted combined ratios as non-GAAP measures while being silent on underwriting income (loss) and adjusted combined ratios may imply that underwriting income (loss) and adjusted combined ratios are GAAP measures. Please revise your disclosure to clearly identify these measures as non-GAAP here and elsewhere in your document and provide reconciliations to the directly comparable GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

Company Response:
In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement to identify underwriting income (loss) as a non-GAAP financial measure and has provided on page 107 a reconciliation of underwriting income (loss) to [net income (loss) available to common shareholders] in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0014 -

Ms. Westbrook
Ms. Jaskot	Page 15
July 10, 2017

The Company believes the Staff may have been suggesting that the non-adjusted combined ratio is also a non-GAAP financial measure (as described in Item 10(e)(2) of Regulation S-K). Under Item 10(e)(4)(ii) of Regulation S-K, non-GAAP financial measures do not include ratios or statistical measures calculated using exclusively one or both of financial measures calculated in accordance with GAAP (“GAAP financial measures”) and operating measures or other measures that are not non-GAAP financial measures. The Company’s combined ratio can be calculated by dividing the sum of the Company’s loss and loss adjustment expenses, acquisition expenses and general and administrative expenses by the Company’s net premiums earned, or equivalently, by adding the Company’s loss ratio (calculated by dividing loss and loss adjustment expenses by net premiums earned), acquisition expense ratio (calculated by dividing acquisition expenses by net premiums earned) and general and administrative expense ratio (calculated by dividing general and administrative expenses by net premiums earned). Each of loss and loss adjustment expenses, acquisition expenses, general and administrative expenses and net premiums earned is a GAAP financial measure derived directly from the Company’s consolidated statements of income (loss) and comprehensive income (loss) without adjustment. Accordingly, each of the loss ratio, acquisition expense ratio and general and administrative expense ratio is excluded as a non-GAAP financial measure under Item 10(e)(4)(ii) of Regulation S-K since each is a ratio calculated exclusively using GAAP financial measures. Similarly, the combined ratio is also not a non-GAAP financial measure under Item 10(e)(4)(ii) of Regulation S-K since it is a ratio that can be calculated either exclusively using GAAP financial measures (i.e., by using loss and loss adjustment expenses, acquisition expenses, general and administrative expenses and net premiums earned) or exclusively using measures that are not non-GAAP financials (i.e., by using the loss ratio, acquisition expense ratio and general and administrative expense ratio).
Reconciliation of non-U.S. GAAP Financial Measures, page 110

17.	Revise to more clearly explain to the reader the purpose of your adjustment for net earned premiums for 2016 and 2015, as well as why a similar adjustment is not included for 2014.
Company Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested on page 109. The Company did not have any contracts which were categorized as “other underwriting income” in 2014 so no adjustment was applicable.
Critical Accounting Policies, Estimates and Recent Accounting Pronouncements Reserves for Losses and Loss Adjustment Expenses, page 113

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0015 -

Ms. Westbrook
Ms. Jaskot	Page 16
July 10, 2017

18.
We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. In order to meet the principal objectives of Management’s Discussion and Analysis, this disclosure should enable the investor to understand 1) your method for establishing the estimate; 2) whether and if so to what extent and why you have adjusted your assumptions used to determine the estimate from the assumptions used in the immediately preceding period; and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition, and liquidity. Please keep these points in mind in addressing the comments listed below. Disclose the following information for each material line of business, and also consider providing any additional information to achieve this objective.

•	Identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

•	For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.

•
Explicitly identify and discuss key assumptions as of December 31, 2016 that are premised on future emergence that are inconsistent with historical loss reserve development patterns, and explain why these assumptions are now appropriate given the inconsistency identified.

•
In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present, preferably in a tabular format, the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position, and liquidity. Explain why you believe the scenarios quantified are reasonably likely.

Company Response:
In response to the Staff’s comments, the Company has revised the disclosure as requested on pages 109-115.
Premium Revenues and Related Expenses, page 114

19.
We believe your disclosure regarding the estimate of assumed premium on your reinsurance business could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Accordingly, please revise your MD&A to include the following information:

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0016 -

Ms. Westbrook
Ms. Jaskot	Page 17
July 10, 2017

•
The amount of assumed premium estimate for each line of business, including the amount of any estimate for commissions and related expenses and the amount included in premium receivable related to the estimate; and

•	The key assumptions used to arrive at your best estimate of the assumed premium estimate and what specific factors lead you to believe this amount is the most realistic.
Company Response:
In response to the Staff’s comments, the Company has revised the disclosure as requested on pages 116-117 and has added a table that provides the information requested.
Contractual Obligations and Commitments, page 124

20.
You disclose here that the “borrowed funds” were collateralized with approximately $773.9 million of invested assets held in trust as of December 31, 2016. It appears that the borrowed funds refers to your Revolving credit agreement borrowings from Bank of America, of which only $258.9 million was outstanding as of December 31, 2016. Please tell us and disclose why the collateralization is almost 300% of the outstanding balance, specifically addressing whether the level of overcollateralization is a reflection of the nature of the assets. Clarify whether you are required to maintain collateral against the full $800 million limit throughout its duration.

Company Response:
The Company acknowledges the Staff’s comment and advises the Staff that the $773.9 million of invested assets held in trust as of December 31, 2016 collateralized both borrowed funds as well as issued letters of credit from the Bank of America revolving credit facility. In the Company’s updated March 31, 2017 financial information, please note that the Company’s borrowings as of that date, for both letters of credit and borrowings to purchase assets, totaled $453.4 million, and Watford Asset Trust I held required collateral assets in the amount of $680.3 million in support of those borrowings. It is important to also note that Bank of America assigns a maximum advance rate (available borrowing amount) for each eligible asset held in the trust based on the characteristics of that type of asset, with those advance rates ranging from 100% for cash and from 80% for certain first-lien loans to 40% for certain small-issue unsecured bonds. The Company has revised the disclosure on pages 126-127 to reflect this.
The Company acknowledges the Staff’s comment and advises the Staff that the Company is not required to maintain collateral against the full $800 million limit throughout its duration. The required collateral level is calculated by the lender based upon the aggregate amount of outstanding borrowings and letters of credit at any given date.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0017 -

Ms. Westbrook
Ms. Jaskot	Page 18
July 10, 2017

21.
Tell us and revise to clarify how the $613.8 million of assets held for collateral or guarantees on page F-32 relates to the $773.9 million disclosed on page 125 as being held in trust as collateral for your borrowed funds or the $547.9 million also disclosed on page 125 as pledged as collateral in trusts. Further, clarify how these amounts relate to various amounts of collateral pledged to your reinsurance counterparties. Tell us how you determined that your table on page F-32 reflects all collateralization pledges against your invested assets. Consider revising your Pledged and restricted assets section to provide a table of all invested assets pledged as collateral by purpose or nature.

Company Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 126-127 and has added a table that provides a schedule of the required collateral amounts for the Company’s several credit facilities and collateral trusts.
Insurance operations, page 131

22.
We note your disclosure that Arch, on your behalf, thoroughly diligences each prospective program manager. Please expand your disclosure to include the criteria, policy or procedure used by Arch in selecting program managers for your business versus its own business, or state there are none.

Company Response:
In response to the Staff’s comment, the Company has revised the disclosure in the “Insurance operations” and “Sourcing and underwriting” subsections within the “Business” section of the prospectus to include a fuller description of the criteria, policies and procedures employed by Arch in selecting and monitoring program managers on the Company’s behalf.
Business
Strategy, page 134

23.	Please clearly describe the “target business mix” of your investment strategy.
Company Response:
The Company respectfully advises the Staff that the “target business mix” language relates to the Company’s underwriting portfolio, not its investment portfolio. The Company has revised the disclosure on page 137 to clarify this.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0018 -

Ms. Westbrook
Ms. Jaskot	Page 19
July 10, 2017

Certain relationships and related party transactions, page 185

24.
You disclose on page 195 that HPS Investment Partners, LLC (HPS) “shares a portion of the management fees and performance fees with Arch pursuant to a separate fee sharing agreement, such that Arch and HPS generally have similar shares of the combined fee revenues of the two parties with respect to the services that they provide to Watford Re.” You also disclose on page 187 that Arch shares fees with HPS. Please revise to more clearly describe the terms and purpose of this fee sharing arrangement and quantify the amounts involved for each period presented. Tell us and revise this section as well as your Summary section to more clearly disclose the relationship and activities between Arch and HPS.

Company Response:
The Company supplementally advises the Staff that the arrangements under the fee sharing agreements do not affect the aggregate amount of the fees payable by the Company to HPS and Arch. The Company pays to Arch the fees it owes under the services agreements and pays to HPS the fees it owes under the investment management agreements with HPS. The Registration Statement discloses these fee arrangements in detail (including the historical amounts that the Company has paid). Further, as disclosed in the Registration Statement, after the Company has paid HPS and Arch their respective fees, pursuant to the fee sharing agreements, HPS and Arch make payments to each other such that they generally have similar shares of the combined fee revenues of the two parties with respect to the services that they provide to the Company.
In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 188 and 195 to disclose that the fee sharing agreements are consistent with the Company’s total-return driven business model and are designed to help align the interests of HPS and Arch in managing the Company’s business by allowing each service provider to participate in the revenue generated by the components of the Company’s business that are managed by the other. The Company has also added similar disclosure in the “Summary” section of the prospectus.
The Company supplementally advises the Staff that the revenues generated by the Company’s [***] and [***] are in part affected by [***], and the [***] that affect [***] do not necessarily correspond to the [***] that impact the Company’s [***]. The Company believes that, if each service provider only generated fee income from the respective business managed by it, it could result in a service provider managing such business in a manner that was generally inconsistent with the Company’s total-return driven business model (for example, a service provider could manage such business [***]).

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0019 -

Ms. Westbrook
Ms. Jaskot	Page 20
July 10, 2017

Furthermore, the Company supplementally advises the Staff that there is no formal contract or other arrangement governing the relationship or activities between Arch and HPS in relation to the Company beyond the fee sharing agreements. The Company notes that certain of the Company’s material agreements have provisions that impact both Arch and HPS (for example, as disclosed in the Registration Statement, the Company’s non-investment grade guidelines may not be amended without the consent of both Arch and HPS, and the common shareholders agreement provides that Arch-appointed directors may not vote upon certain matters related to the investment management agreement with HPS). The Company believes the material provisions of these agreements have been disclosed.
In addition, the Company has not revised the disclosure on page 195 to quantify the amounts involved for each period under the fee sharing agreement because, as noted above, any payments under the fee sharing agreement are made between Arch and HPS without involvement by Watford, and the Company believes that specifying the amounts could create confusion.

25.
You disclose on page 60 that a portion of the non-investment grade portfolio managed by HPS may be directly or indirectly invested in investment funds managed by HPS. Revise to quantify the amounts invested in such funds as of the balance sheet dates presented and to separately quantify the management fees paid related to those fund investments.

Company Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 144 and 192.
Services Agreements, page 185

26.	Please expand your disclosure to clarify, if true, that AUL or AUI, as applicable, may retain service providers that are affiliates of Arch and establish fees payable thereto in the ordinary course.
Company Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested on page 185.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0020 -

Ms. Westbrook
Ms. Jaskot	Page 21
July 10, 2017

27.
Please expand your disclosure to clarify the conflicting legal obligations that would permit AUL or AUI to terminate their respective services agreements with you. For example, disclose whether fiduciary duties owed to shareholders of another entity or competing contractual obligations would give rise to such right.

Company Response:
The Company advises the Staff that the existing disclosure regarding Arch’s ability to terminate the services agreements based on a determination that such termination “is necessary or advisable to comply with any current or future laws, rules, regulations or legal requirements applicable to AUL or AUI” tracks the contractual language of the services agreements. The Company is of the view that the phrase “legal requirements” is meant to refer to requirements imposed by law as opposed to contract. Further, Arch Underwriters Ltd. (“AUL”) is an indirect, wholly-owned subsidiary of Arch Capital Group Ltd. (“ACGL”) and AGCL has guaranteed the performance of AUL under the applicable AUL services agreements. Similarly, Arch Underwriters Inc. (“AUI”) is an indirect, wholly-owned subsidiary of Arch Capital Group (U.S.) Inc. (“ACG US”) and ACG US has guaranteed the performance of AUI under the applicable AUI services agreements. Given these parental guarantees, the Company believes the risk of there being competing fiduciary duties owed by the subsidiaries to the respective parent companies is remote.

28.
We note your disclosure that Arch is indemnified for underwriting losses except those resulting from their gross negligence or intentional misconduct or material intentional breaches of the underwriting guidelines, subject to a cure period. Please expand your disclosure to include any further limitations on the liability of Arch under the services agreements, e.g., any waiver by you of lost profits or consequential damages.

Company Response:
In response to the Staff’s comment, the Company has revised the disclosure on page 186 to more closely track the indemnity language in the services agreement. The Company supplementally advises the Staff that the Company only indemnifies Arch for losses directly related to Arch’s performance of services on the Company’s behalf under the respective services agreements and that the Company does not indemnify Arch for underwriting losses. The Company also supplementally advises the Staff that the services agreements do not contain any waiver by the Company of lost profits or consequential damages.

29.	Please disclose the “certain obligations” of Arch under the services agreement that, if materially breached, would allow termination by AUL or AUI.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0021 -

Ms. Westbrook
Ms. Jaskot	Page 22
July 10, 2017

Company Response:
In response to the Staff’s comment, the Company has revised the disclosure on page 186 to set forth additional detail on the “certain obligations” of the Company under the services agreements that, if materially breached, would allow termination by AUL or AUI.

30.	Please quantify the underwriting fees and profit commissions payable to AUL and AUI.
Company Response:
In response to the Staff’s comment herein and in the fifth part of the Staff’s first item, the Company has revised the disclosure on pages 186-187 to set forth additional detail on the underwriting fees paid or payable to AUL and AUI. The Company supplementally advises the Staff that, while the disclosure on those pages references “fees and expenses, including designated employee fees,” pursuant to the Fee Schedule in Exhibit C to the services agreements, there is an offset in the underwriting fee payable to AUL or AUI, as applicable, for employee leasing fees, so the amounts disclosed in those referenced pages can indeed be viewed as the underwriting fee payable to AUL and AUI, as applicable. To-date no profit commissions have been payable to AUL or AUI.
Consolidated Financial Statements, page F-1

31.	Revise to separately quantify your related party transactions on the face of your financial statements. Refer to Rule 4-08(k) of Regulation S-X.
Company Response:
The Company understands the disclosure requirement in Article 4-08(k) of Regulation S-X to identify related party transactions on the face of the financial statements. The Company believes that explicitly complying with this requirement would add seven to nine additional line items to the Company’s financial statements and would likely complicate the presentation to users.  However, the Company’s comprehensive disclosure included in Note 14 – Transactions with related parties to the financial statements provides transparency into the Company’s related party transactions, both qualitatively and quantitatively. The Company respectfully submits that the current presentation provides adequate disclosure to users of the Company’s financial statements. The Company further believes that the current presentation in the financial statements is consistent and comparable with insurance and reinsurance industry peers currently reporting to the SEC.  The Company also notes that it has provided comprehensive quantitative and qualitative disclosure regarding its related party transactions under “Certain relationships and related party transactions” beginning on page 185.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0022 -

Ms. Westbrook
Ms. Jaskot	Page 23
July 10, 2017

4. Segment Information, page F-15

32.
Please tell us how you considered the various products, geography, and nature of operations (i.e. underwriting versus investment) in determining that you have one reportable segment. As part of your response, clearly address the fact that your noninvestment grade portfolio is managed by HPS versus your underwriting business is effectively managed by Arch. Tell us and disclose how many operating segments you have, as well as your basis for aggregation if applicable.

Company Response:
The rules for segment reporting are found in Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 280, Segment Reporting (“Topic 280”).
ASC 280-10-50-1 states that “an operating segment” is a component of a public entity that has all of the following characteristics:
50-1 An operating segment is a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.
Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.
ASC 280-10-50-5 through 50-9 provides guidance regarding the CODM and related considerations:
50-5 The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity. Often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the public entity’s president, executive vice presidents, and others.
50-6 For many public entities, the three characteristics of operating segments described in paragraph 280-10-50-1 clearly identify a single set of operating segments. However, a public entity may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting a public

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0023 -

Ms. Westbrook
Ms. Jaskot	Page 24
July 10, 2017

entity’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.
50-7 Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title.
50-8 The chief operating decision maker also may be the segment manager for certain operating segments. A single manager may be the segment manager for more than one operating segment. If the characteristics in paragraphs 280-10-50-1 and 280-10-50-3 apply to more than one set of components of a public entity but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.
50-9 The characteristics in paragraph 280-10-50-1 and 280-10-50-3 may apply to two or more overlapping sets of components for which managers are held responsible. That structure is sometimes referred to as a matrix form of organization. For example, in some public entities, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas. The chief operating decision maker regularly reviews the operating results of both sets of components, and financial information is available for both. In that situation, the components based on products and services would constitute the operating segments.
In identifying the Company’s one operating segment, the Company’s management considered the following items:

•	The Company’s CODM is the Company’s chief executive officer.

•
The Company’s underwriting business managed by Arch, the Company’s investment grade portfolio managed by Arch and the Company’s non-investment grade portfolio managed by HPS are all interconnected components of the Company’s operations.

•	The Company’s CODM continues to run and view the Company’s business as “one company” or “one reportable segment.”

•
Resource allocation decisions are driven by the potential for [***] and not [***]. In making decisions about resource allocation and assessing performance, the Company’s CODM focuses on [***] based on discussions with [***] and [***].

•	In assessing performance, the Company’s CODM receives and reviews internally generated quarterly and year-to-date reports which are presented on a consolidated basis.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0024 -

Ms. Westbrook
Ms. Jaskot	Page 25
July 10, 2017

The conditions specified in ASC 280-10-50-7 and 50-8 are not met as there are no “segment managers” overseeing operations.

•
The Company’s CODM reports the actual and budget/reforecast results to the Company’s board of directors and the Company reports the actual operating results to its investors on a consolidated basis only. Employee compensation is similarly based on consolidated results.

•	Other qualitative considerations include the following:

▪
The Company’s budgeting process – [***] provide the combined [***] budget or forecast to [***] based on [***] and [***] activity. The budget or forecast information is used to develop the consolidated forecast, which is presented to the Company’s board of directors on a consolidated basis or as one operating segment.

▪	The Company’s number of employees – The Company has seven employees with group-wide functions, compared to one at WSIC/WIC.
Based on the above, the Company has identified that it has one operating segment and, accordingly, one reporting segment under Topic 280.

33.
We note your tabular presentation of premiums written by major line of business on page F-17. Given the apparent aggregation in these disclosures compared to the various product lines identified within each of the four underwriting areas disclosed on pages 136-137, tell us how you determined that your disclosures were appropriate under ASC 280-10-50-40.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that it has considered ASC 280-10-50-40, which requires disclosure of revenue from external customers for each service or each group of similar services unless it is impracticable to do so. The Company has concluded that the product lines or ‘lines of business’ are similar and therefore constitute a group of similar characteristics under ASC 280-10-50-40.
In its analysis of this issue, the Company has considered the aggregation criteria contained in ASC 280-10-50-11 and evaluated the product lines or ‘lines of business’ and concluded that they are similar and thus may properly be aggregated. In reaching this conclusion, the Company’s Chief Operating Decision Maker and other senior management considered [***] of [***] provided and commonality of the [***] affecting the [***], the [***] in the [***], and the methods the Company utilizes to [***]. In this decision to aggregate into the four described underwriting areas, the Company considered the [***], weighed with the [***]. The Company believes that additional levels of disaggregation will provide users with less

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0025 -

Ms. Westbrook
Ms. Jaskot	Page 26
July 10, 2017

credible analytical data, and the Company considers it impractical and potentially confusing to do so.
The Company will monitor any changes to the factors outlined above and will continue to apply ASC 280-10-50-40 in reporting its lines of business.
7. Short Duration Contracts, page F-20

34.
Given your disclosure on page 115 that some portion of the reinsurance you assume is on a retroactive basis, please tell us why you limit the number of years for which you provide the claims development table to 3 years. ASC 944-40-50-4B requires the information to be presented for the number of years for which claims incurred typically remain outstanding. However, your payments cover an average of 32% to 80% of claims over three years. As part of your response, tell us the percent of your reinsurance business that is written on a retroactive basis.

Company Response:
The Company respectfully advises the Staff that the Company did not write any retroactive contracts as of the dates reflected in the claims development table, and thus the percentage of the Company’s reinsurance that was written on a retroactive basis is zero. The Company began writing business in 2014. As such, the Company did not underwrite, and therefore did not have any contracts bound on its own reinsurance prior to 2014, and therefore does not have any such historical data.
In regard as to why the Company only shows three years of development, the Company began writing business in 2014. As such, the Company did not have any contracts or historical data prior to 2014, with one exception described immediately below.
In August 2016, when the Company purchased the dormant shell insurer that the Company subsequently renamed Watford Insurance Company (“WIC”), WIC had a small portfolio of pre-2014 legacy insurance liabilities, which legally remained within the entity. This small portfolio of legacy liabilities was assumed 100% from WIC by the seller, and pursuant to that quota share cession, such seller handles and directly pays all claims related to that legacy portfolio. Because the Company does not retain any net exposure for these liabilities, the Company has not included this item in its short duration disclosures.

35.
You disclose on page F-27 that you have not provided claim count information for your short duration contracts because some of your reinsurance business is written on a proportional basis and some of your primary insurance is written on a coinsurance basis, for which individual loss information is unavailable. Please help us understand why writing some of your business on a proportional basis prevents you from separately disclosing the losses incurred, IBNR, and expected development on reported claims as

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0026 -

Ms. Westbrook
Ms. Jaskot	Page 27
July 10, 2017

well as claims count information for the reinsurance you assumed on a basis other than proportional reinsurance. Similarly, tell us why you are unable to provide the losses incurred, IBNR, and expected development on reported claims as well as claims count information for the business for which you are the primary underwriter. Further, given that the majority of your reinsurance and coinsurance contracts are underwritten to assume or accept risk from Arch Capital, tell us why claims count information is not available to you for all contracts assumed from or coinsured with Arch Capital considering the nature of your relationship.
Company Response:
In response to the Staff’s comments, the Company supplementally advises the Staff as follows:

•
Other than certain liabilities acquired in connection with the Company’s WIC acquisition that are 100% ceded to the seller, the Company has provided disclosure regarding incurred loss, incurred but not reported (“IBNR”) liabilities, and expected development on claims for 100% of its business (i.e., all non-proportional and proportional reinsurance, and all insurance programs and coinsurance business); and

•
With regards to its insurance programs and coinsurance business, the Company did not commence writing insurance policies until late 2015. Therefore, the Company does not have any loss, IBNR liabilities or expected development on claims for earlier periods. The Company has, however, provided this disclosure for 100% of its insurance programs and coinsurance business starting in 2015.

In response to the Staff’s comment, the Company has updated its short duration contracts disclosure to include claim count information for its insurance programs and coinsurance business.
As described in more detail in the Company’s response to comment 36 below, the Company believes that the claim duration of the proportional and non-proportional reinsurance business within each line to have similar characteristics, and it applies similar reserving processes when analyzing these liabilities. If the Company were to disaggregate proportional and non-proportional reinsurance business, the quantity of the underlying data in each triangle would be necessarily reduced, making it more difficult for end-users to carry out meaningful analyses. The Company believes that its level of disaggregation provides potential investors with disclosures that do not have significantly different characteristics in terms of timing, amount, and uncertainty of the projected payments.

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0027 -

Ms. Westbrook
Ms. Jaskot	Page 28
July 10, 2017

Additionally, the Company notes that [***] reinsurance business, both proportional and non-proportional, is assumed through various inward retrocession agreements [***]. For these inward retrocession contracts, any claims reports are made by cedants [***]. The quantity and quality of claim count reporting from these underlying cedants is not [***]. In addition, these inward retrocession agreements are assumed on a proportional basis [***], even as the original contracts written [***] can be both proportional and non-proportional. As is standard with most proportional contracts, the reporting of individual claim counts [***] is not required.
For the reasons enumerated above, the claim-count data the Company has available is for less than 100% of the business it classifies as non-proportional (which includes proportional retrocessions of non-proportional reinsurance). The Company believes that including claim-count information for only a portion of its non-proportional contracts could be misleading to potential investors because the information could mistakenly be interpreted as being a complete inventory of claims when it is not.

36.
Tell us how you determined the level at which to aggregate your short duration business for the Casualty reinsurance and Other Specialty reinsurance loss tables. As part of your response, provide us with a breakdown quantifying the net premiums, losses incurred, and ending reserve liabilities for the last two years by each product type listed on pages 136- 137 for Casualty reinsurance and Other specialty reinsurance. For each product type identified on pages 136-137 for your Casualty reinsurance and Other specialty reinsurance, list the relevant characteristics of that product line and compare them to the characteristics of the other product types with which it has been aggregated. Tell us how you determined it was appropriate to aggregate these product lines into these two loss development tables here, and why each of the product lines identified within each of these two underwriting areas did not have significantly different characteristics in accordance with ASC 944-40-50-4H and ASC 944-40-55-9A through 55-9C.

Company Response:
In response to the Staff’s comments, the Company supplementally advises the Staff as follows regarding its aggregation methodology.

As noted in the Company’s response to comment 35, [***] the Company’s business is assumed through proportional inward retrocession agreements [***]. The claim reporting under these contracts provides underlying line of business detail [***] than the business lines listed on pages 136-137 of the Company’s initial filing. For these assumed contracts, the Company’s books and records are prepared [***] and, accordingly, the Company’s responses below are based on [***]:

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0028 -

Ms. Westbrook
Ms. Jaskot	Page 29
July 10, 2017

Casualty Reinsurance is made up of the following lines of business:

▪
Casualty Pro Rata – this line is primarily comprised of professional liability, workers compensation (per-employee basis), medical malpractice, excess casualty, and multiline treaties for which the majority of the business is casualty-related, all written on a proportional basis. The Company notes that in certain cases, the original business written by the cedant may be on a non-proportional basis (e.g. umbrella liability), even if the Company’s participation on the cedant’s risk may be proportional. The Company considers these exposures to have [***], and to exhibit [***] with regards to [***], due to the casualty nature of the coverages.

▪
Casualty Excess of Loss – this line is comprised of motor, professional liability, general liability, workers compensation (per-employee basis), and other casualty lines, all written with the original contract being on a non-proportional basis. The Company considers these exposures to have [***], with [***] given the casualty nature.

Casualty Reinsurance (in millions of $)

Name	Net Earned Premium		Incurred Losses		Loss Reserves		Loss Reserve % of Segment		Loss Reserve % of Total
Casualty Excess of Loss	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]
Casualty Pro Rata		[***]		[***]		[***]		[***]		[***]

The Company believes that its Casualty Reinsurance lines of business exhibit [***], and expects that the [***] for Casualty Reinsurance lines will be [***] in its portfolio. Thus the Company utilizes [***] for these lines of business and expects [***] with respect to [***].

Other Specialty Reinsurance is comprised of the following lines of business:

▪
Multi-Line Pro-Rata – this line is primarily comprised of motor business written on a proportional basis and multiline treaties where the majority of the risk is not casualty-related. The Company considers these exposures to [***].

▪
Mortgage – this line is comprised of aggregate coverage for government-sponsored enterprises’ mortgage credit risk transfer programs as well as quota share protection for international mortgage insurance writers. The Company considers these exposures to [***].

▪	Marine Excess of Loss – this line provides coverage for energy, hull, cargo, specie, liability and transit on an excess of loss basis. The Company considers these exposures to [***].

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0029 -

Ms. Westbrook
Ms. Jaskot	Page 30
July 10, 2017

▪
Agriculture, Bond & Trade Credit, Property Per-Risk, Property Proportional – in aggregate, these lines make up less than [***]% of the Company’s [***] for Other Specialty Reinsurance. The Company considers this diverse set of lines to [***].

Other Specialty (in millions of $)

Facility Name	Net Earned Premium		Incurred Losses		Loss Reserves		Loss Reserve % of Segment	Loss Reserve % of Total
Agriculture	$	[***]	$	[***]	$	[***]	[***]%	[***]%
Bond & Trade Credit		[***]		[***]		[***]	[***]%	[***]%
Funded Cat Covers		[***]		[***]		[***]	[***]%	[***]%
Marine & Aviation		[***]		[***]		[***]	[***]%	[***]%
Mortgage		[***]		[***]		[***]	[***]%	[***]%
Multiline - Non Casualty Oriented		[***]		[***]		[***]	[***]%	[***]%
Property Per-Risk		[***]		[***]		[***]	[***]%	[***]%
Property Proportional		[***]		[***]		[***]	[***]%	[***]%

The Company believes that the Multi-Line Pro-Rata, Mortgage, and Marine Excess of Loss business it writes can be characterized as [***] business, and therefore utilizes [***] for these lines and expects [***] with respect to [***] and [***].

Agriculture, Bond & Trade Credit, Property Per-Risk, and Property Proportional total [***]% of the [***] for Other Specialty Reinsurance lines of business, and [***]% of the [***] overall. The Company considers these amounts to be [***] to the short duration contracts disclosure and including these lines does not interfere with a user’s ability to understand the amount, timing and uncertainty of cash flows. The Company therefore includes these lines in its Other Specialty Reinsurance lines of business for completeness.

General

37.
Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Company Response:
Other than the Company logo included on the inside front and back cover pages of the prospectus and the charts that are included in the Summary and Business sections, the Company advises the Staff that it currently does not intend to use any graphical materials or artwork in the prospectus. However, if the Company subsequently determines to include

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0030 -

Ms. Westbrook
Ms. Jaskot	Page 31
July 10, 2017

any additional graphical materials or artwork, the Company will supplementally provide the Staff with copies of any such information for the Staff’s review prior to printing any preliminary prospectus.
Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-3079 or Gary D. Boss at (212) 878-8063. Any written materials should be sent to the undersigned’s attention: Clifford Chance US LLP, 31 West 52nd St., New York, NY 10019, Attention: Per B. Chilstrom, Esq.

Sincerely,

/s/ Per B. Chilstrom
Per B. Chilstrom

cc:     Securities and Exchange Commission
Keira Nakada
Kevin Vaughn

Watford Holdings Ltd.
John F. Rathgeber

Clifford Chance US LLP
Gary D. Boss

Davis Polk & Wardwell LLP
Richard D. Truesdell, Jr.
Shane Tintle

[Confidential Treatment Requested by Watford Holdings Ltd.
*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83]
- WAT-0031 -